ELEGANCE
BRANDS INCORPORATED

April 11, 2020

Christopher Alfieri
6289 Fernstone Trail NW
Acworth, GA 30101

Dear Mr. Alfieri

On behalf of Elegance Brands, Inc. (the "Company" or "Elegance Brands"), I am pleased to offer you the position of Chief Revenue Officer. This position will report to Raj Beri (this is subject to change based on the needs of the business) with an anticipated start date on April 20, 2020. You will have various responsibilities regarding the Company's activities and businesses, as management of the Company determines from time to time. Our employment agreement will outline your job duties.

Your rate of pay will be $250,000 per annum, with an annual bonus of $75,000 for completing 12-months of employment with the Company. You will also be able to earn up to 30% in bonuses per annum, payable upon the 12-month anniversary upon completion mutually agreed upon KPI's. The 30% bonus will be based on your full salary plus the $75,000 bonus outlined above for a total of $325,000. Salary and short-term annual bonus reviews will occur annually on the 11-month anniversary of your employment start date.

Additionally, you will be eligible to participate in the Company's stock bonus program, subject to the terms and conditions thereof. Details are as follows:

- 500,000 shares in Elegance Brands for achieving new revenues of $5,000,000 in the first 12 months of employment.
- 500,000 shares in Elegance Brands for achieving new revenues of $9,000,000 in the first 12 months of employment.
- 500,000 shares in Elegance Brands upon achieving distribution of our alcohol and CBD brands (subject to legalities for CBD in each respective state) in all 50 US states.

During your employment, you will be eligible for the Company's health benefits program (Blue Shield of California – Gold PPO). Your dependents will also be eligible for this program for the duration of your employment.

This offer represents a proposed at-will employment arrangement between you and the Company. It does not guarantee employment for any specified period. It is contingent upon your signing agreements satisfactory to the Company regarding arbitration of claims and the confidentiality, non-competition, and the ownership of proprietary information developed in the course of your employment.

If these terms are acceptable, please sign in the space provided below. Upon your acceptance, this letter will contain the entire agreement and understanding between you and the Company and will supersede any prior or contemporaneous agreements, understandings, or other communications (whether oral or written), with respect to the subject matter hereof. If you have any questions, please do not hesitate to email or call.

This offer of employment will remain open until April 17, 2020, unless earlier rescinded or modified.

Please email a signed copy of this letter to Nick Ventura at nick@elegance-brands.com.

Very truly yours,

Raj Beri

Raj Beri
Chief Executive Officer

Agreed and Accepted:

04/11/2020
Signature Date